Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION
REPORTS FIRST QUARTER 2011 RESULTS AND EXPANDED 2011 CAPITAL PROGRAM

CALGARY, Alberta – May 5, 2011 – Pengrowth Energy Corporation is pleased to report its unaudited financial and operating results for the three months ended March 31, 2011. All figures are in Canadian dollars unless otherwise stated.

Pengrowth’s unaudited consolidated financial statements for the three months ended March 31, 2011 and related Management’s Discussion and Analysis can be accessed immediately on Pengrowth’s website at www.pengrowth.com, and have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Highlights

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During the quarter Pengrowth continued to make progress on its strategy of developing resource plays with repeatable, scalable opportunities and initiated a shift from its traditional 50/50 production split between oil and liquids and natural gas, to a greater focus on oil and liquids production.

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Pengrowth’s Groundbirch property is up and running with current production in excess of 4,000 barrels of oil equivalent (boe) per day from the Montney formation. The Doig zone has also been tested at economic rates, and is expected to allow conversion of additional contingent resources to economic reserves categories.

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The Lindbergh Steam Assisted Gravity Drainage (SAGD) pilot project received Environmental Protection and Enhancement Act (EPEA) approval. Pengrowth is expecting Energy Resources Conservation Board (ERCB) approval in the second quarter with first steam targeted for the first quarter of 2012. If economic rates are achieved, conversion of contingent resources to reserves would occur with the build-out of the project.

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Pengrowth is increasing its 2011 capital program by $150 million to $550 million to take advantage of additional opportunities that have emerged within the Swan Hills trend; advancing its polymer project at Bodo and delineation drilling on the Lindbergh SAGD project that will be required for the 12,000 boe per day commercial application in 2012.

•	2011 annual production is expected to be within existing guidance of 74,000 and 76,000

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boe per day, as expanded capital will not impact production levels significantly until late in the fourth quarter. Exit production for 2011 is expected to range between 77,000 and 78,000 boe per day, a three to four percent increase when compared to 2010 exit rate production.

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Pengrowth’s undeveloped land position in the Swan Hills area continues to grow with the addition of 50.5 gross sections (44.1 net) of land in the last 15 months. These lands were acquired in crown land sales and tuck-in acquisitions.

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Pengrowth has initiated development of its heavy oil polymer flood program in the Bodo area with the first year of a multi-year drilling program designed to increase the ultimate recovery of oil from the McLaren and Lloydminister reservoirs.

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Total production during the quarter was 73,634 boe per day, a two percent decrease from fourth quarter 2010 production of 74,953 boe per day, primarily attributable to the pipeline rupture at the Swan Hills gas gathering system on January 1, 2011. Adding back volumes shut-in as a result of the repairs required to the gathering system, production during the quarter was in-line with full year guidance of between 74,000 and 76,000 boe per day.

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Total capital expenditures were $141 million, a five percent increase from the fourth quarter 2010 spending of $134 million. Spending was accelerated in the first quarter to take advantage of expanding development opportunities, particularly in the Swan Hills trend.

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Operating costs were $95 million, a 13 percent decrease from the fourth quarter’s costs of $109 million due to the absence of one-time adjustments. Despite lower costs,  reduced production volumes associated with the pipeline rupture at the Swan Hills gas gathering system contributed to the decrease in operating costs on a boe basis being nine percent when compared to the fourth quarter 2010.

Summary of Operating and Financial Results

On January 1, 2011, Pengrowth adopted International Financial Reporting Standards (IFRS) for financial reporting purposes, using a transition date of January 1, 2010.  The financial statements for the three months ended March 31, 2011, have been prepared in accordance with IFRS.  Required comparative information has been restated from the previously published financial statements which were prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

		Three Months ended
(monetary amounts in thousands, except per share amounts or as otherwise stated)	March 31, 2011	December 31, 2010	% Change	March 31, 2010	% Change
STATEMENT OF INCOME
Oil and gas sales(1)	$341,159	$342,983	(1)	$360,174	(5)
Net income (loss)	$5,427	$(151,957)	104	$139,037	(96)
Net income (loss) per share	$0.02	$(0.47)	104	$0.48	(96)
CASH FLOW
Cash flow from operating activities (1)	$147,566	$160,091	(8)	$183,611	(20)
Cash flow from operating activities per share (1)	$0.45	$0.50	(10)	$0.63	(29)

Total capital expenditures (2)	$140,686	$134,296	5	$73,640	91
Total capital expenditures per share	$0.43	$0.42	3	$0.25	72

Dividends paid	$68,221	$67,413	1	$60,906	12
Dividends paid per share	$0.21	$0.21	-	$0.21	-
Weighted average number of shares outstanding (000's)	326,373	321,319	2	290,185	12
BALANCE SHEET(3)
Working capital (deficiency) (1)	$(111,424)	$(109,237)	2	$(58,103)	92
Property, plant and equipment	$3,792,769	$3,738,016	1	$3,658,474	4
Exploration and evaluation assets	$496,579	$511,569	(3)	$76,397	550
Long term debt	$1,109,203	$1,024,367	8	$1,007,072	10
Shareholders' equity (1)	$3,131,367	$3,182,345	(2)	$2,963,952	6
Shareholders' equity per share	$9.57	$9.76	(2)	$10.19	(6)

Currency (U.S.$/Cdn$) (closing rate at period end)	$1.0314	$1.0054	3	$0.9844	5

Number of shares outstanding at period end (000's)	327,070	326,024	-	290,760	12
AVERAGE DAILY PRODUCTION
Crude oil (bbls)	21,066	21,762	(3)	22,400	(6)
Heavy oil (bbls)	6,639	6,673	(1)	7,113	(7)
Natural gas (Mcf)	220,517	218,044	1	220,640	-
Natural gas liquids (bbls)	9,176	10,177	(10)	9,341	(2)
Total production (boe)	73,634	74,953	(2)	75,627	(3)

TOTAL PRODUCTION (Mboe)	6,627	6,896	(4)	6,806	(3)
PRODUCTION PROFILE
Crude oil	29%	29%		30%
Heavy oil	9%	9%		9%
Natural gas	50%	48%		49%
Natural gas liquids	12%	14%		12%
AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per bbl)(1)	$83.21	$76.13	9	$78.35	6
Heavy oil (per bbl)	$60.02	$60.42	(1)	$65.91	(9)
Natural gas (per Mcf)	$4.35	$4.87	(11)	$5.62	(23)
Natural gas liquids (per bbl)	$71.40	$56.74	26	$56.57	26
Average realized price per boe(1)	$51.15	$49.34	4	$52.79	(3)
(1)	Prior periods restated to conform to presentation in the current period.
(2)	Total capital expenditures excludes Drilling Royalty Credits.
(3)	Balance Sheet amounts are at period end.

Development Capital Program

In the first quarter, Pengrowth’s total capital spending, excluding acquisitions and before deducting Alberta Drilling Royalty Credits, totalled $140.7 million versus $73.6 million in the first quarter of 2010 and $134.3 million in the fourth quarter of 2010. Spending was accelerated in the first quarter to take advantage of the many development opportunities on the Swan Hills trend.  Approximately 84 percent of the capital was spent on drilling, completions and facilities with Pengrowth participating in the drilling of 43 gross (18.5 net) wells.

Production

Daily production for the first quarter averaged 73,634 boe per day, an approximate three percent decrease when compared to an average of 75,627 boe per day in the first quarter of 2010 and a two percent decrease when compared to 74,953 boe per day in the fourth quarter of 2010. The decrease in production quarter-over-quarter is primarily attributable to the production outage resulting from the pipeline rupture at the Swan Hills gas gathering system, on January 1, 2011. The impact of this pipeline failure on production was approximately 1,400 boe per day for the quarter.  Also negatively impacting production in the first quarter of 2011 were cold weather operational outages and delays in obtaining equipment to carry out planned fracture stimulations.  Positively affecting first quarter 2011 volumes was production from the Monterey assets acquired in mid-September 2010, production from Groundbirch and a condensate shipment from the Sable Offshore Energy Project (SOEP).

Cash Flow

Excluding working capital changes and financing costs, cash flow from operating activities was approximately $164 million ($0.50 per share) in the first quarter compared to $180 million ($0.62 per share) in the first quarter of 2010. The year-over-year decrease in cash flow is largely due to lower realized natural gas prices in 2011 as compared to 2010, lower production volumes and lower cash gains on commodity risk management activities, partially mitigated by higher oil prices.

Operating Expenses

Operating expenses were $95 million in the first quarter of 2011, an approximate three percent increase when compared to $92 million in the first quarter of 2010 and an approximate 13 percent decrease when compared to $109 million in the fourth quarter of 2010. Costs and lower production volumes associated with the pipeline rupture at the Swan Hills gas gathering system were the main reasons for the higher costs on a boe basis in the first quarter of 2011.

Expanded 2011 Capital Program

Pengrowth is pleased to announce an increase to the 2011 capital budget from $400 million to $550 million. The majority of additional capital will be directed to three key oil producing areas, the Swan Hills trend, the Bodo heavy oil polymer Enhanced Oil Recovery (EOR) project and the Lindbergh SAGD pilot project. These projects provide Pengrowth with an opportunity to invest additional capital in oil weighted projects with significant multi-year development inventory with strong economic returns.

Highlights

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Pengrowth’s 2011 capital spending is anticipated to increase by over 37 percent to $550 million with 85 percent of total capital expected to be invested in oil projects. The majority of the increased capital is expected to be spent on Pengrowth’s Swan Hills, Bodo and Lindbergh oil projects.

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2011 annual production is expected to be within existing guidance of 74,000 and 76,000 boe per day, as expanded capital will not impact production levels significantly until late in the fourth quarter. Exit production for 2011 is expected to range between 77,000 and 78,000 boe per day, a three to four percent increase when compared to 2010 exit rate production.

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Pengrowth expects that capital spending and dividends will exceed cashflow in 2011. The expanded capital program will be funded with a combination of cash on hand and bank debt. Pengrowth’s strong balance sheet provides the financial flexibility required to support an increased level of spending. As production from growth plays materializes, Pengrowth’s debt-to-cash flow ratio is expected to decline.

Opportunities

Swan Hills

The Swan Hills trend is the most significant oil resource area for Pengrowth and contains a significant amount of 42o API oil. This extensive carbonate reservoir provides Pengrowth with many opportunities to utilize expertise in horizontal drilling and multi-stage fracturing of carbonate reservoirs to exploit opportunities at Judy Creek, Carson Creek, House Mountain and Deer Mountain. The Swan Hills area has received substantial capital and attention over the past two years, as Pengrowth has worked diligently to identify and exploit development opportunities within the trend. Pengrowth’s understanding of the trend has deepened and has resulted in substantial improvements in the breadth and depth of the drilling inventory. As a result, Pengrowth sees a significant opportunity to increase spending at Swan Hills which is expected to result in incremental growth in oil production in 2011 and 2012.

For the remainder of 2011, Pengrowth anticipates spending an additional $90 million at Swan Hills, bringing total capital expenditures at this property to approximately $220 million, or 40 percent of Pengrowth’s total 2011 capital program. The additional capital will be allocated to development opportunities within four distinctive play types and to the acquisition of additional lands.

Bodo

The Bodo heavy oil properties straddle the Alberta-Saskatchewan border and produces 12o API oil mainly from the McLaren and Lloydminster formations. These mature assets have significant amounts of original-oil-in-place with relatively low (5%) recovery factors attributed to them. These fields are shallow heavy oil plays that are ideal candidates for incremental recovery using a polymer EOR method. Pengrowth has been running a polymer pilot in the area since 2006 and, based on the results of the pilot, the application of the polymer EOR could improve the ultimate recovery of oil from these pools from approximately five percent to 25 percent.

For the remainder of 2011, Pengrowth anticipates spending $30 million at Bodo which will include the drilling of approximately 35 wells which are expected to add incremental production by the fourth quarter of 2011.

Lindbergh

The Lindbergh SAGD project is an important focus area for Pengrowth. The Lindbergh lease holds a significant amount of 11o API oil in a high quality reservoir that is predicted to yield high oil recovery rates through SAGD development. As at December 31, 2010, Lindbergh had a best estimate economic contingent resource assessment of 193 million barrels of oil. Lindbergh is expected to provide Pengrowth with a low cost, low decline, stable production base and could add significantly to Pengrowth’s booked reserves.

For the remainder of 2011, Pengrowth anticipates spending an additional $13 million at Lindbergh, bringing total capital expenditures at this property to approximately $63 million in 2011. The majority of the capital will advance the construction and development of a 1,200 bbl per day pilot project as well as preparing the ground work for the 12,000 bbl per day commercial project.  Subject to regulatory approval, construction of a 1,200 bbl per day pilot is expected to  commence in the third quarter of 2011 with first steam anticipated in the first quarter of 2012. The additional capital will be used to conduct work on the commercial phase including the drilling of additional coreholes, environmental studies and reservoir studies, which will be used to support the commercial project application in late 2012. Subject to economic viability and regulatory approval, first steam on the commercial project is estimated to commence in late 2013.

Outlook

The increase to the capital program is indicative of Pengrowth’s shift in strategy towards positioning itself as an investment vehicle that delivers competitive long-term results, including a balance between growth and income. We are extremely pleased with the results and opportunities being developed on our existing lands as we continue to identify meaningful growth plans on our asset base. Alongside our projects targeted for growth we have a strong foundation of conventional assets which continue to generate cash to support our growth and income strategy. Our strong balance sheet and financial flexibility will assist in executing our strategy.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying oil and gas company. Pengrowth‘s focus is to create value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of conventional and unconventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's shares trade on the Toronto Stock Exchange under the symbol PGF and on the New York Stock Exchange under the symbol PGH.

PENGROWTH ENERGY CORPORATION

Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

Advisory Regarding Reserves and Production Information

All amounts are stated in Canadian dollars unless otherwise specified. All reserves, reserve life index, and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties and using GLJ Petroleum Consultants Ltd.’s January 1, 2011 forecast prices and costs as disclosed herein.

Caution Regarding Engineering Terms

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 Mcf: 1 boe).  Barrels of oil equivalent may be misleading, particularly if used in isolation.  A conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

In addition, Pengrowth uses the following frequently recurring industry terms in this press release: “bbls” refers to barrels, “Mbbls” refers to a thousand barrels, “Mboe” refers to a thousand barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “MMcf” refers to million cubic feet and “Bcf” refers to billion cubic feet.

Contingent Resource Assessments

Contingent resources are those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources are further classified in accordance with the level of certainty associated with the estimates.  Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. These resource volumes are classified as a resource rather than a reserve because they are contingent upon further reservoir studies, delineation drilling and facility design, preparation of firm development plans, regulatory application approval and company approvals. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of seismic and well control. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well control.

A best estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a fifty percent confidence level.  Further details in respect of the contingent resource assessment for Lindbergh may be found in Pengrowth’s Annual Information Form dated March 8, 2011 which is available at www.pengrowth.com and on SEDAR at www.sedar.com.

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  In particular, forward-looking statements in this press release include, but are not limited to, statements with respect to: 2011 and 2012 production expectations, reserves, future reserve additions, recovery factors, expected capital expenditures, drilling opportunities, liquids content of gas produced, timing of construction, first steam and regulatory approvals at Lindbergh, dividend policy, costs, financing of capital program, drilling and completions schedule and drilling and development plans.

Forward-looking statements and information contained in this press release are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding its property holdings, its ability to obtain labour and equipment in a timely manner to carry out development activities, its ability to market its oil and natural gas successfully to current and new customers, the impact of increasing competition, its ability to obtain financing on acceptable terms and its ability to add production and reserves through its development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to its operations, and its ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; Pengrowth's ability to access external sources of debt and equity capital, the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found in Pengrowth’s most recent Management Discussion and Analysis and under "Risk Factors" in Pengrowth's most recent Annual Information Form, and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.comwww.sedar.com. Pengrowth’s U.S. public filings, including its most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.edgar.shtml www.sec.gov.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on Pengrowth’s forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.